SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*


                          STEEL TECHNOLOGIES INC.
                             (Name of Issuer)


                        COMMON STOCK, NO PAR VALUE
                      (Title of Class of Securities)


                                858147 10 1
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

                             Page 1 of 4 Pages

CUSIP No. 858147 10 1               13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merwin J. Ray
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [  ]
          (b)  [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER

          1,675,625

6.   SHARED VOTING POWER

          - 0 -

7.   SOLE DISPOSITIVE POWER

          1,648,625

8.   SHARED DISPOSITIVE POWER

          27,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,675,625

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          13.7%

12.  TYPE OF REPORTING PERSON

          IN
                             Page 2 of 4 Pages

ITEM 1.   NAME OF ISSUER

          (a),(b) The name of the issuer of the securities covered by this statement is Steel Technologies Inc. The issuer's principal executive offices are located at 15415 Shelbyville Road, Louisville, Kentucky 40245.

ITEM 2.   NAME OF PERSON FILING

          (a),(b),(c) The name of the person filing this statement is Merwin J. Ray, whose principal business address is 15415 Shelbyville Road, Louisville, Kentucky 40245. Mr. Ray is a citizen of the United States.

          (d),(e) The title of the class of securities covered by this statement is Common Stock, no par value. The CUSIP Number of the Common Stock is 858147 10 1.

ITEM 3.   STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)

          Not applicable

ITEM 4.   OWNERSHIP

          (a),(b),(c) The number of shares of Common Stock beneficially owned by Mr. Ray as of March 31, 1995 was 1,675,625 (13.7% of the total shares outstanding), including 27,000 shares held by Mr. Ray's wife and 43,125 shares subject to outstanding options under the company's Incentive Stock Option Plan which were exercisable as of March 31, 1995. All of such shares are held with sole voting power. Mr. Ray shares investment power over the 27,000 shares held by his wife.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable
                             Page 3 of 4 Pages

ITEM 10.  CERTIFICATION

          Not applicable


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 24, 1995

                              Merwin J. Ray
                              -----------------------------------
                              Merwin J. Ray


















                             Page 4 of 4 Pages